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                               December 22, 2022

       Dr. Meeshanthini Dogan
       Chief Executive Officer
       Cardio Diagnostics Holdings, Inc.
       400 North Aberdeen Street, Suite 900
       Chicago, IL 60642

                                                        Re: Cardio Diagnostics
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 12,
2022
                                                            File No. 333-268759

       Dear Dr. Meeshanthini Dogan:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 12, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 85

   1. Please expand your discussion here to reflect the fact that this offering involves the sale of a substantial portion
of shares for resale and discuss how such sales could impact the market price of the
company's common stock.
   2. We note that the projected revenues for Q2-Q4 2022 were $784,250, as set forth in the unaudited prospective
financial information Cardio   s management team prepared and
                                                        provided to MANA in
connection with the evaluation of the Business Combination. We also note that you did
not appear to report any actual revenues for the Nine Months Ended
                                                        September 30, 2022. It
appears that you will miss your projection unless you expect to
 Dr. Meeshanthini Dogan
Cardio Diagnostics Holdings, Inc.
December 22, 2022
Page 2
      have revenue in Q4 2022. Please update your disclosure in Liquidity and Capital
      Resources, and elsewhere, to provide updated information about the
company   s financial
      position and further risks to the business operations and liquidity in light of these circumstances or otherwise advise.
Liquidity and Capital Resources, page 89

3. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the
      company   s liquidity position since the Business Combination. If the company is likely to
      have to seek additional capital, discuss the effect of this offering on
the company   s ability
      to raise additional capital.
General

4. We note the disclosure on the cover page of the likelihood that warrant holders will not exercise their warrants because the warrants are out the money. Provide similar disclosure in your risk factor section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cindy Polynice at 202-551-8707 or Jason Drory at 202-551-8342 with any other questions.



                                                             Sincerely,
FirstName LastNameDr. Meeshanthini Dogan
                                                             Division of
Corporation Finance
Comapany NameCardio Diagnostics Holdings, Inc.
                                                             Office of Life
Sciences
December 22, 2022 Page 2
cc:       P. Rupert Russell, Esq.
FirstName LastName